Dear  Eric:

We have reviewed the abovementioned Telefacsimile Transmittal and the letter attached covering Item 4 Form - 8k filed on September 4, 2003, United States Securities and Exchange Commission File No. 0-25553. Presumably, you wish us to comment on items 1 and 3, respectively, in the abovementioned letter. Our response is as follows:

ITEM 1: In view of the fact that for the upcoming year the consolidated company would have working capital and ongoing operations, then in our opinion, the "going concern" paragraph would be considered to not be necessary and, accordingly, may be deleted.

ITEM 3: We expect that for the upcoming year that the audit report that we would attach to the year end financial statements would be a "clean" audit report without any adverse opinion or disclaimer of an opinion or modified as to uncertainty, audit scope or accounting principle. We expect that the "going concern" paragraph will be deleted.

You may utilize our abovementioned comments relating to Items 1 and 3, respectively, when you respond to United States Securities and Exchange Commission, and in addition, you should arrange to complete the information for Items 2 and 4, respectively.

When you send your response to the United States Securities and Exchange Commission, please copy us in your fax and email.


Yours very truly,
Moen and Company

/s/ Irving P. Moen
Irving P. Moen

Cc:  Jan Qian


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